Exhibit 99.7

                                                          Funeral Service Trends

Home - About Funeral Service - Trends and Statistics

As a leading voice for funeral service, NFDA has been tracking trends and working with funeral directors and consumers for more than 120 years. Today's families are bringing new values, preferences and opinions that are changing the world of funeral service. They are thinking differently about how they want to honor their loved ones, and have new perceptions of the funeral service profession. Following are current key funeral service trends.

The Public's New Perception of Funeral Service

With the rise of the baby boomers, funeral service consumers are making funeral decisions based on different values than their previous generation. Boomers and seniors have a strong commitment to and appreciation for the value of funeral service and are seeking a meaningful service that provides a connection to their loved one, and a celebration of the life that was lived. Many consumers also are seeking products, services and experiences that are different than those that have been included in the traditional funeral service. Their decisions are more event-based than product-based.

The public has become more open to the discussion of death and memorialization. This trend is evidenced by a recent influx in funeral service and death exposure in the media; the successful HBO television series "Six Feet Under," a drama that focuses on a fictional family owned funeral home; and communities coming together to memorialize and honor those who died in tragic events such as September 11, 2001.

The Popularity of Personalization

Funeral service consumers are seeking a service that is as unique as the person who died. The idea of personalization has resulted in an explosion of unique and meaningful services being held. Families want the funeral ceremony to no longer focus on death, but rather the celebration of life.

Through personalization, funeral services can be more creative, unforgettable and meaningful. Funeral directors can offer various ideas to make the service more personalized and are very open to family suggestions and creativity. NFDA encourages all funeral service consumers to discuss their ideas with the funeral director to ensure an individualized ceremony fitting of the person who died.

For more assistance in developing personalization ideas, see Types of Tributes.

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Preplanning Funerals

There has been a dramatic increase in the number of individuals choosing to preplan their own funeral. This trend can be credited to the aging baby boomers, which are known for their desire to control all aspects of their life and for developing their own ideas; these traits of theirs are now beginning to impact funeral service.

Funeral service consumers today also are discovering the benefits of preplanning their own funerals. Preplanning a funeral allows individuals to choose the type of service to best fit their beliefs and needs. It also helps ensure that an individual's preferences are met whether they involve church services or a simple memorial at the funeral home, open or closed casket, and burial or cremation. Many also make the choice to preplan citing the preference to take the burden away from their family and friends.

For more preplanning information or to discuss specific ideas and desires concerning your own funeral, contact your local funeral home or visit Why Preplan?

Cremation on the Rise

The public's interest in cremation continues to rise. In 2000, cremation accounted for 26 percent of final dispositions in the United States. A growing trend with cremation is the consumers' choice to hold creative funeral services, rather than a simple direct cremation. For more information, visit Thinking About Cremation?

As the popularity of cremations has grown, so has its acceptance among various religious faiths. Religions that previously frowned upon cremation are now understanding its value to families and adjusting their doctrines to accommodate this sacred choice.

The New Face of the Profession

Funeral service has traditionally been a male-dominated profession. It also has been a "family" profession, with firms being passed down from one generation to the next. Today, people who didn't traditionally choose funeral service as a career are joining the profession and finding it very rewarding. 51% of today's graduating mortuary science students in the United States are women. Many of these women have discovered and are attracted to the skills and traits needed as a funeral director, including communication skills, compassion, a desire to comfort those coping with a death, as well as organizational and event-planning skills.

Many of today's mortuary school graduates do not have family members working in funeral service and have decided to join the profession as a second career. There are many opportunities for people thinking about joining funeral service. For more information, read Thinking about a Career in Funeral Service?